EXHIBIT 4.3

Executive Employment Agreement

Executive Employment Agreement

Between

Poly-Pacific International Inc.

And

Mr. Thomas Lam

EXECUTIVE EMPLOYMENT AGREEMENT

TABLE OF CONTENTS

SECTION 1 DEFINITIONS & INTERPRETATION	1
Definitions	1
SECTION 2 EFFECTIVE DATE	3
SECTION 3 EMPLOYMENT	4
Appointment of President	4
Term	4
Duties	4
Reporting Procedures	5
SECTION 4 EXCLUSIVITY OF SERVICES	5
SECTION 5 BOOKS AND RECORDS	6
SECTION 6 REMUNERATION	6
Salary	6
Benefits	6
SECTION 7 VACATION	7
SECTION 8 EXPENSES	7
SECTION 9 TERMINATION	8
Termination for Cause	8
For Disability/Death	9
SECTION 10 SEVERANCE PAYMENTS	9
SECTION 11 CONFIDENTIALITY	10
Confidential Information	10
Exclusions	11
Assignment of Confidential Information and Intellectual Property	11
SECTION 12 RETURN OF MATERIALS	12
SECTION 13 NON-COMPETITION/NON-SOLICIATION	13
SECTION 14 PLACE OF EMPLOYMENT	13
SECTION 15 LEGAL ADVICE	14
SECTION 16 GENERAL	14
Assignment	14
Enforceability	14
Governing Law	15
Headings	15
Entire Agreement	15
Corporation's Property	15
Severability	15
Time	15
Amendments	16
Heirs, Successors, Assigns	16

This Agreement made effective the 1st day of January, 2002.

BETWEEN:

POLY-PACIFIC INTERNATIONAL INC.

OF THE FIRST PART

and

THOMAS LAM

OF THE SECOND PART

WHEREAS the Corporation is in the plastic media blasting business on a world-wide scale (the "Business");

AND WHEREAS the Corporation is desirous of retaining the services of the President and the compensate him accordingly;

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the mutual covenants herein contained the parties hereto covenant and agree, each with the other, as follows:

SECTION 1
DEFINITIONS & INTERPRETATION

Definitions

1.1  In this Agreement, except as otherwise expressly provided, or unless the context otherwise requires:

1.1.1	"Agreement" means this agreement as it may from time to time be supplemented or amended by one or more agreements entered into pursuant to the applicable provisions hereof;

1.1.2	“Business” means the business currently and heretofore carried on by the Corporation consisting of plastic media blasting on a world-wide scale;

1.1.3
“Confidential Information” shall mean all information, whether or not reduced to writing and whether or not patentable or protected by copyright, which the President receives, received access to, conceived or developed, in whole or in part, directly or indirectly, in connection with and while he had and was President of the Corporation and while he remains President of the Corporation, and includes, but is not limited to:

1.1.3.1.
information concerning devices, instruments, equipment, techniques and technology having to do with the plastics media blasting business, processing, sales and anything related to plastics media blasting and software, databases and services, including but not limited to, source codes, object codes, flowcharts and programs and other materials whatsoever (tangible or intangible and machine readable or human readable);

1.1.3.2.	information concerning products and services in any of the fields and applications mentioned above in subparagraph 1.1.3.1;

1.1.3.3.
information concerning research, development and commercialization of devices, equipment, instruments and other inventions having to do with the field and applications described in subparagraph 1.1.3.1;

1.1.3.4.
products and devices developed, patents, discoveries, concepts, compilations and ideas of any nature whatsoever including, without limitation, the nature and results of research and development activities, the software, analytical tools to facilitate research in the field of plastics media blasting and its processing, sales and any technology related thereto, techniques, computer programs and models, designs, drawings, and specifications;

1.1.3.5.
production processes, marketing techniques and arrangements, marketing materials, promotions, demos and publications, mailing lists, purchasing information, pricing policies, quoting procedures, financial information, customer and prospect names and requirements, employee, customer, supplier and distributor data and other materials or information relating to the Corporation and Business and activities and the manner in which they do business, including but not limited to the names of plastics companies and firms; and

1.1.3.6.	any other materials or information related to, or that is or may be used in the Business or activities of the Corporation which:

1.1.3.6.1.	are not generally known to others engaged in similar business or activities;

1.1.3.6.2.	has an economic value from not being generally known; and

1.1.3.6.3.	is the subject of efforts that are reasonable in the circumstances to maintain its secrecy.

1.1.4	“Corporation” means Poly-Pacific International Inc., a corporation incorporated and subsisting under the laws of Alberta, inclusive of any subsidiary of the Corporation, the party of the first part;

1.1.5	“Effective Date” means 1st day of January, 2002;

1.1.6	"Intellectual Property" shall have the meaning prescribed at subsection 11.4 herein;

1.1.7
“Person” means and includes any individual, corporation, partnership, firm, joint venture, syndicate, association, trust, government, governmental agency or board or commission or authority, and other forms of entity or organization; and

1.1.8
“President” means Thomas Lam, an individual currently residing in the City of Edmonton, in the Province of Alberta, or such other location as a result of business reasons, the party of the second part.

SECTION 2
EFFECTIVE DATE

2.1  This Agreement shall take effect as at and from the Effective Date notwithstanding its date of execution and the President acknowledges and confirms to the Corporation that the Corporation has fully performed and satisfied all of its liabilities and obligations to the President from the date of this Agreement to the Effective Date other than for the payment of any amounts due or accruing due to the President pursuant to the provisions of section 6.

SECTION 3
EMPLOYMENT

Appointment of President

3.1  The Corporation hereby appoints the President and the President hereby accepts such appointment as the President and Chief Executive Officer of the Business on the terms and conditions set forth herein.

Term

3.2  This Agreement shall extend for a term of two (2) years commencing on the Effective Date and ending on December 31, 2003, unless such employment shall be terminated earlier as hereinafter provided. Upon the expiry of the term of this Agreement on December 31, 2003, and on each one year anniversary of such date falling thereafter, the term of this Agreement shall automatically be extended for one additional year on the same terms and conditions that are in effect on the expiry of the term or renewal term, as the case may be, unless, not less than six months prior to the expiry of the term or renewal term, as the case may be, either the President or the Corporation shall have given written notice to the other that it does not wish to extend this Agreement.

Duties

3.3  The President shall perform in such capacity or capacities and shall perform such duties and exercise such powers pertaining to the management and operation of the Business as may be determined from time to time by the board of directors of the Corporation consistent with the office held by the President. Without limitation of the foregoing, Thomas Lam shall occupy the office of President of the Corporation and as such, shall be the Chief Executive Officer of the Corporation and shall have the rights, duties and obligations inherent with that position. The President shall:

3.3.1	devote his full working time and attention and his best efforts to the Business and affairs of the Corporation;

3.3.2	perform those duties that may reasonably be assigned to the President honestly, diligently and faithfully to the best of the President’s abilities and in the best interests of the Corporation;

3.3.3	use his best efforts to promote the interests and goodwill of the Corporation.

3.3.4	exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances;

3.3.5	comply and abide with all of the Corporation’s reasonable policies, rules and regulations as communicated to the President from time to time;

3.3.6	control and manage all staff;

3.3.7	develop the business plan;

3.3.8	attend to and assist in planning the goals and direction of the Business;

3.3.9	establish a network of reputable distributors;

3.3.10	assist in marketing and business development, including the development and implementation of a sound marketing plan for the Business; and

3.3.11	assist in the motivation of the distributors to increase sales and profits for the Corporation.

Reporting Procedures

3.4  In the performance of the President’s duties hereunder, the President shall report directly to, and shall be subject to directions received from, the board of directors of the Corporation on a regular basis as required by the board of directors.  The President shall report fully on the management, operations and business affairs of the Corporation and advise, to the best of his ability and in accordance with reasonable business standards, on matters that may arise from time to time during the term of this agreement.

SECTION 4
EXCLUSIVITY OF SERVICES

4.1  During the term of this Agreement, the President shall devote his full working time and attention to advance exclusively the Corporation’s interests as they relate to the Business and the President shall not accept employment or any contract of service with any other Person or entity whatsoever without the prior written consent of the Corporation, which consent may be unreasonably withheld.

SECTION 5
BOOKS AND RECORDS

5.1  The President shall keep and retain full and proper records regarding all financial transactions involved in the management of the Business; all such records shall be made available forthwith to the board of directors of the Corporation and the Corporation's auditors or other designated representatives whenever requested.

5.2  The President acknowledges that such books and records are the sole property of the Corporation.

SECTION 6
REMUNERATION

Salary

6.1.1
The Corporation shall pay to the President, for as long as he is located in and is a resident of Canada, as compensation an annual base salary of forty thousand Canadian dollars (CAN$40,000.00) which shall be paid in monthly installments on the last day of each month with a mid-month advance, or on such intervals as may be agreed upon between the parties, less all deductions or withholdings required by law.

6.1.2
The Corporation shall pay to the President, for as long as he is located in and is a resident of the United States of America, as compensation an annual base salary of forty thousand US dollars (US$40,000.00) which shall be paid in monthly installments on the last day of each month with a mid-month advance, or on such intervals as may be agreed upon between the parties, less all deductions or withholdings required by law.

6.1.3	Paragraphs 6.1.1 and 6.1.2 are mutually exclusive.

Benefits

6.2  The Corporation shall provide the President with a car allowance in the amount of eight hundred dollars ($800.00) per month, in the currency of the country in which the President is resident, which the President shall apply to insurance, repairs, maintenance, registration and operating costs.

6.3  Subject only to such limitation or restriction as may relate to the President personally, the Corporation shall include the President in all of its employee benefit plans, including, without limiting the generality of the foregoing, its medical, health, dental and insurance plans and shall pay all costs and expenses of same on behalf of the President.

6.4  The board of directors of the Corporation or any duly authorized committee of same may, in their sole discretion, award a bonus to the President at any time throughout the Term, if it is deemed appropriate.

6.5  The board of directors of the Corporation or any duly authorized committee of same may, in their sole discretion, grant to the President stock options pursuant to the Corporation's stock option plan at any time throughout the Term on the terms and conditions the board of directors deem appropriate, all of which is subject to the rules and procedures of the Canadian Venture Exchange.

6.6  The Corporation shall pay to the President, a one time signing bonus of sixty four thousand and thirty eight Canadian dollars (CAN$64,038.00) upon execution of this Agreement.

6.7  The Corporation shall pay to the President, a one time bonus of fifty six thousand Canadian dollars (CAN$56,000.00) which shall be payable at the commencement of the operations of the new manufacturing plant in the State of California.

SECTION 7
VACATION

7.1  The President shall, in addition to statutory holidays, Boxing Day and Easter Monday, be entitled to six (6) weeks paid vacation during the course of each fiscal year of the Corporation. The President shall take into account the staffing requirements of the Corporation and the need for the timely performance of the President’s responsibilities.

SECTION 8
EXPENSES

8.1  The President shall be reimbursed for all reasonable travel and other out-of-pocket expenses actually and properly incurred by the President from time to time in connection with the performance of his duties hereunder. For all such expenses the President shall furnish to the Corporation originals of all invoices or statements in respect of which the President seeks reimbursement.

8.2  The President shall be reimbursed for all reasonable moving expenses actually and properly incurred by the President for his move from Edmonton, Alberta, Canada to the United States in connection with the performance of his duties thereunder. For all such expenses, the President shall furnish to the Corporation originals of all invoices or statements in respect of which the President seeks reimbursement.

8.3  The President shall be reimbursed for all reasonable accommodation expenses actually and properly for the President and his family for his move from Edmonton, Alberta, Canada to the United States in connection with the performance of his duties thereunder. For all such expenses, the President shall furnish to the Corporation originals of all invoices or statements in respect of which the President seeks reimbursement.

SECTION 9
TERMINATION

Termination for Cause

9.1  The Corporation may terminate the employment of the President without notice or any payment in lieu of notice for cause which, without limiting the generality of the foregoing, shall include:

9.1.1
if there is a repeated and demonstrated failure on the part of the President to perform the material duties of the President's position in a competent manner and where the President fails to substantially remedy the failure within a reasonable period of time after receiving written notice of such failure from the Corporation;

9.1.2
if the President engages in any criminal activity or unethical conduct which, in the sole discretion of the Corporation, is judged to seriously impair the President's ability to perform his duties hereunder, or would or could impair the business reputation of the Corporation, including, but not limited to, where the President is convicted of any indictable criminal offence;

9.1.3
if the President or any member of his family makes any personal profit arising out of or in connection with a transaction to which the Corporation is a party or with which it is associated without making disclosure to and obtaining the prior written consent of the Corporation;

9.1.4	the President is adjudged bankrupt;

9.1.5	the President becoming a lunatic or of unsound mind;

9.1.6	if the President fails to honour his fiduciary duties to the Corporation, including the duty to act in the best interests of the Corporation; or

9.1.7
if the President disobeys reasonable instructions given in the course of employment by the Chairman or the board of directors of the Corporation that are not inconsistent with the President's management position and not remedied by the President within a reasonable period of time after receiving written notice of such disobedience.

For Disability/Death

9.2  This Agreement may be immediately terminated by the Corporation by notice to the President if the President becomes permanently disabled. The President shall be deemed to have become permanently disabled if in any year during the employment period, because of ill health, physical or mental disability, or for other causes beyond the control of the President, the President has been continuously unable or unwilling or has failed to perform the President's duties for 120 consecutive days, or if, during any year of the employment period, the President has been unable or unwilling or has failed to perform his duties for a total of 180 days, consecutive or not. The term "any year of the employment period" means any period of 12 consecutive months during the employment period.

9.3  This Agreement shall terminate without notice or payment in lieu thereof upon the death of the President.

SECTION 10
SEVERANCE PAYMENTS

10.1  Upon termination of the President's employment (i) for any reason set forth in section 9; (ii) or by the voluntary termination of employment of the President; or (iii) by the non-renewal of this Agreement, the President shall not be entitled to any severance payment other than compensation earned by the President before the date of termination calculated pro rata up to and including the date of termination, together with any amount to which the President is entitled under the Employment Standards Act (Alberta), as amended and in force from time to time.

10.2  If the President's employment is terminated for any other reason other than the reasons set forth or referred to in paragraph 10.1 above, the President shall be entitled to receive two (2) years' salary at the then applicable base salary rate.

10.3  The payment described in paragraph 10.2 above is the only severance payment the President will receive in the event of the termination of this Agreement for reasons contemplated in paragraph 10.2.

10.4  If the President's employment is terminated as result of the death of the President, the President or his estate, as applicable, shall be entitled to receive, within 30 days of the date of such termination, the balance of the base salary that would otherwise be paid to the President during the reminder of the term of this Agreement. The President agrees to reasonably comply with all requirements necessary for the Corporation to obtain life insurance for the term of this Agreement.

10.5  For the purposes of paragraph 10.4, whenever a payment is to be determined with reference to the remaining term of this Agreement, if less than six months remain in the term of this Agreement and no party has given notice of its intention not to renew this Agreement as contemplated by section 3, the "remaining term of this agreement" shall include the remainder of the then existing term of this Agreement plus the renewal period.

SECTION 11
CONFIDENTIALITY

Confidential Information

11.1  The President acknowledges and agrees that:

11.1.1
in the course of performing his duties and responsibilities as an President and officer of the Corporation, he has had and will continue in the future to have access to and has been will be entrusted with Confidential Information, the disclosure of any of which to competitors of the Corporation or to the general public, or the use of same by the President or any competitor of the Corporation would be highly detrimental to the interests of the Corporation;

11.1.2
in the course of performing his duties and responsibilities for the Corporation, the President has been and will continue in the future to be a representative of the Corporation to its customers, clients and suppliers and as such has had and will continue in the future to have significant responsibility for maintaining and enhancing the goodwill of the Corporation with such customers, clients and suppliers and would not have, except by virtue of his employment with the Corporation, developed a close and direct relationship with the customers, clients and suppliers of the Corporation;

11.1.3	the President, as an officer of the Corporation, owes fiduciary duties to the Corporation, including the duty to act in the best interests of the Corporation; and

11.1.4
the right to maintain the confidentiality of the Confidential Information, the right to preserve the goodwill of the Corporation and the right to the benefit of any relationships that developed between the President and the customers, clients and suppliers of the Corporation by virtue of the President's employment with the Corporation constitute proprietary rights of the Corporation, which the Corporation is entitled to protect.

11.2  In acknowledgement of the matters described above and in consideration of the payments to be received by the President pursuant to this Agreement, the President hereby agrees that he will not, directly or indirectly disclose to any Person or in any way make use of (other than for the benefit of the Corporation), in any manner, any of the Confidential Information.

Exclusions

11.3  The obligations of the President in paragraphs 11.1 and 11.2 will not apply to portions of the Confidential Information which:

11.3.1	have become generally available to the public other than as a result of a breach by the President of any obligation of confidence owed to the Corporation; or

11.3.2	were disclosed to the President on a non-confidential basis by a third party who did not owe an obligation of confidence to the Corporation with respect to the disclosed information; or

11.3.3	were necessarily disclosed to customers or suppliers in the normal course of business to further the business interest of the Corporation.

Assignment of Confidential Information and Intellectual Property

11.4  Any concept, idea, invention or improvement or design made or process or information discovered or copyright work or trade mark or trade name ("Intellectual Property") relating to the Business or the Corporation or capable of being used or adapted for use by the Corporation created by the President or communicated to the President by any other employee of the Corporation during the term of this Agreement and one (1) year after termination of this Agreement, shall belong to and be the absolute property of the Corporation. Furthermore, the President shall assign to the Corporation all Intellectual Property or Confidential Information whether it is capable of being patented or registered or not and whether or not it is made or discovered in the course of his employment unless such Intellectual Property or Confidential Information was in existence prior to the commencement of a similar business by any subsidiary, associate or affiliate of the Corporation.

11.5  The President acknowledges and agrees that all right, title and interest in any Intellectual Property or Confidential Information shall be and shall remain the exclusive property of the Corporation.

11.6  The President agrees immediately to disclose in writing to the Corporation all Intellectual Property and Confidential Information developed in whole or in part by the President during the term of this Agreement and to assign to the Corporation, any right, title or interest the President may have in the Intellectual Property and Confidential Information. The President agrees to execute any instruments and to do all other things reasonably requested by the Corporation, in order to vest more fully in the Corporation, all ownership rights in those items transferred by the President to the Corporation.

11.7  The President acknowledges that prior to the Effective Date, he was employed by the Corporation, during which time of employment certain inventions and works may have been conceived and produced by him. The President acknowledges and agrees that the assignment obligations as prescribed in this section 11 apply also to the Intellectual Property or Confidential Information conceived and produced during his earlier time of employment with the Corporation.

11.8  The President hereby irrevocably appoints the Corporation to be his attorney in his name and on his behalf to execute and do any such instrument or thing and generally to use his name for the purpose of giving to the Corporation the full benefit of this section 11 and a certificate in writing signed by any director or by the secretary for the time being of the Corporation that any instrument or act falls within the authority hereby conferred shall be conclusive evidence that such is the case and any third party shall be entitled to rely on such certificate without further enquiry.

SECTION 12
RETURN OF MATERIALS

12.1  All files, forms, brochures, books, materials, written correspondence, memoranda, documents, manuals, computer disks, software products, Intellectual Property and lists (including lists of customers, suppliers, products and prices) pertaining to the Business, the Corporation or any of its associates that may come into the possession or control of the President shall at all times remain the property of the Corporation or such associate, as the case may be. On termination of the President's employment for any reason, the President agrees to deliver promptly to the Corporation all such originals and copies of such property of the Corporation in the possession of the President or directly or indirectly under the control of the President. The President agrees not to make for his personal or business use or that of any other Person, reproductions or copies of any such property or other property of the Corporation.

12.2  Nothing herein shall be construed to give the President any interest in the tangible or intangible assets of the Corporation.

SECTION 13
NON-COMPETITION/NON-SOLICIATION

13.1  The President shall not at any time within two (2) years from the termination of the Agreement, either solely or jointly with, or as agent for any other person, directly, carry on or be concerned or interested in carrying on any business which directly competes with the Business of the Corporation, within the area where the Business of the Corporation is carried out or such other area that a court of competent jurisdiction determines is reasonable having regard to the nature and extent of the Corporation's Business, except as the Corporation may agree in writing.

13.2  The President further agrees and acknowledges that he shall not, for a period of two (2) years following the termination of this Agreement, directly or indirectly, either as employer, consultant, agent, principal, partner, co-venturer, shareholder, proprietor, investor, financier, employee, director, or in any other individual or representative capacity:

13.2.1
solicit, encourage or facilitate clients or customers of the Corporation, or any of its affiliates, to alter, modify, vary, diminish or cease their client or customer relationship with the Corporation, or any of its affiliates;

13.2.2
solicit, induce, encourage or facilitate other employees or consultants of the Corporation, or any of its affiliates, to leave the employment of, or consulting relationship with, the Corporation, or any of its affiliates.

13.3  The President acknowledges and agrees that the covenants contained in this Agreement are reasonably required to protect the interests of the Corporation, and its affiliates, and do not materially impact, or affect, the President's ability to obtain other employment nor work harshly upon him.

SECTION 14
PLACE OF EMPLOYMENT

14.1  The Corporation shall not move or otherwise relocate the place of business at which the President reports to work more than 50 kilometres from the current place of business at Edmonton, Alberta.

SECTION 15
LEGAL ADVICE

15.1  The Executive hereby represents and warrants to the Corporation and acknowledges and agrees that he had the opportunity to seek and was not prevented nor discouraged by the Corporation from seeking independent legal advice prior to the executive and delivery of this Agreement and that, in the event that he did not avail himself of that opportunity prior to signing this Agreement, he did so voluntarily without any undue pressure and agrees that his failure to obtain independent legal advice shall not be used by him as a defence to the enforcement of his obligations under this Agreement.

SECTION 16
GENERAL

Assignment

16.1  The President may not assign, pledge or encumber the President's interest in this Agreement nor assign any of the rights or duties of the President under this Agreement without the prior written consent of the Corporation.

16.2  The parties herein further agree and recognize that the Corporation will have full authority to assign this Agreement to any one of the Corporation's subsidiaries, associates, affiliates or related entities or persons (as those terms are defined in the Income Tax Act (Canada). The President specifically understands and agrees that such assignment will not create a termination of his employment and will not create a requirement for the President to relocate. The President further recognizes and agrees that upon such assignment occurring he shall report to, and take directions from, the assignee.

Enforceability

16.3  The President hereby confirms and agree that the covenants and restrictions pertaining to the President contained in this Agreement, including, without limitation those contained in section 11 and section 13, are reasonable and valid and hereby further acknowledges and agree that the Corporation would suffer irreparable injury in the event of any breach by the President of his obligations under any such covenant or restriction. Accordingly, the President hereby acknowledges and agrees that damages would be an inadequate remedy at law in connection with any such breach and that the Corporation shall therefore be entitled in lieu of any action for damages, temporary and permanent injunctive relief enjoining and restraining the President from any such breach.

Governing Law

16.4  This Agreement shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the laws of the Province of Alberta and each of the parties hereto irrevocably attorns to the jurisdiction of the courts of the Province of Alberta.

Headings

16.5  The headings in this Agreement are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

Entire Agreement

16.6  This Agreement constitutes the entire agreement between the parties and there are not statements, representations, warranties, undertakings or agreements, written or oral, express or implied, between the parties except as herein set forth.

Corporation's Property

16.7  Notwithstanding subsection 16.7, the President acknowledges that all items of any and every nature or kind created or used by the President pursuant to the President's employment under this Agreement, or furnished by the Corporation to the President, and all equipment, automobiles, credit cards, books, records, reports, files, manuals, literature, Confidential Information, Intellectual Property or other materials shall remain and be considered the exclusive property of the Corporation at all times and shall be surrendered to the Corporation or such relevant member, in good condition, promptly on the cessation or termination of the President's employment irrespective of the time, manner or cause of the termination.

Severability

16.8  Should any portion of this Agreement be judicially held to be invalid or wholly or partially unenforceable, such holding shall not invalidate or void the remainder of this Agreement, the parties hereby agreeing that parts so held to be invalid or unenforceable shall be deemed to have been stricken herefrom with the same force and effect as if such part or parts had never been included herein, or revised or reduced in scope so as to be valid and enforceable.

Time

16.9  Time shall in every respect be of the essence in this Agreement.

Amendments

16.10  No change or modification of this Agreement shall be valid unless it be in writing and signed by each party.

Heirs, Successors, Assigns

16.11  This Agreement shall enure to the benefit of and be binding on the heirs, executors, administrators and assigns of the President and upon the successors and assigns of the Corporation.

Indemnification of President

16.12  The President shall be and is hereby indemnified and save harmless by the Corporation against all losses, claims, damages, liabilities, obligations, costs and expenses (including judgments, fines, penalties, amounts paid in settlement and counsel and accountant's fees) of whatsoever kind or nature incurred by or asserted against any of such indemnified parties in any way arising from and related in any manner to this Agreement, unless such indemnified party is found liable for or guilty of fraud, willful default or gross negligence.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the day and year first above written.

SIGNED, SEALED AND DELIVERED in the presence of:	)
)
)
/s/ R A Nobbs	)	/s/ Thomas Lam
WITNESS	)	THOMAS LAM

POLY-PACIFIC INTERNATIONAL INC.

Per	/s/ David Tam

Per	/s/ Mike Duff

AFFIDAVIT OF EXECUTION

CANADA PROVINCE OF ALBERTA TO WIT:	) ) )	I, Richard Nobbs, of the City of Edmonton, in the Province of Alberta, MAKE OATH AND SAY:

1. THAT I was personally present and did see THOMAS LAM named in the annexed instrument, who is personally known to me to be the person named therein, duly sign and execute the same for the purpose named therein.

2. THAT the same was executed at the City of Edmonton, in the Province of Alberta, and that I am the subscribing witness thereto.

3. THAT I know the said THOMAS LAM and he is in my belief of the full age of eighteen years.

SWORN BEFORE ME at the City of Edmonton, in the Province of Alberta, this 5th day of July, 2002. /s/ Lydia Cheng	) ) ) ) ) ) )	/s/ R A Nobbs
A Commissioner for Oaths in and for the Province of Alberta